FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Nine months ended December 31, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 1, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Financial Summary For the Nine Months Ended December 31, 2017 (U.S. GAAP)

Date:	February 1, 2018
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Koji Nagai President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Michio Okazaki Managing Director, Head of Management Accounting and Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the nine months ended December 31
	2016		2017
	(Millions of yen, except per share data)
		% Change from December 31, 2015		% Change from December 31, 2016
Total revenue	1,288,405	(5.3%)	1,460,944	13.4%
Net revenue	1,054,120	(5.5%)	1,118,932	6.1%
Income before income taxes	240,487	35.5%	281,235	16.9%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	178,351	18.3%	196,668	10.3%
Comprehensive income	190,070	43.4%	181,189	(4.7%)
Basic-Net income attributable to NHI shareholders per share (Yen)	49.94		56.20
Diluted-Net income attributable to NHI shareholders per share (Yen)	48.76		55.12
Return on shareholders’ equity-annualized	8.6%		9.3%

Note: Return on shareholders’ equity is a ratio of net income attributable to NHI shareholders to total NHI shareholders’ equity.

(2) Financial Position

	At March 31	At December 31
	2017	2017
	(Millions of yen, except per share data)
Total assets	42,852,078	44,479,642
Total equity	2,843,791	2,905,681
Total NHI shareholders’ equity	2,789,916	2,841,715
Total NHI shareholders’ equity as a percentage of total assets	6.5%	6.4%
Total NHI shareholders’ equity per share (Yen)	790.70	835.72

2. Cash Dividends

	For the year ended March 31
	2017	2018	2018 (Plan)
	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	9.00	9.00	—
At December 31	—	—	—
At March 31	11.00	—	Unconfirmed
For the year	20.00	—	Unconfirmed

Note: Fiscal year 2018 Q4 dividend forecasts are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2018.”

3. Earnings Forecasts for the year ending March 31, 2018

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in specified subsidiaries in accordance with changes in the scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

a)	Changes in accounting policies due to amendments to the accounting standards : None
b)	Changes in accounting policies due to other than a) : None

(4) Number of shares issued (common stock)

	At March 31	At December 31
	2017	2017
Number of shares outstanding (including treasury stock)	3,822,562,601	3,643,562,601
Number of treasury stock	294,133,150	243,250,441

	For the nine months ended December 31
	2016	2017
Average number of shares outstanding (year-to-date)	3,571,089,578	3,499,513,649

*This quarterly report is not subject to quarterly review.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4

2. Quarterly Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Note with respect to the Assumption as a Going Concern	P. 9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11
(7) Significant Subsequent Events	P.12

3. Supplementary Information	P.13

(1) Consolidated Statements of Income – Quarterly Comparatives	P.13
(2) Business Segment Information – Quarterly Comparatives	P.14
(3) Changes in Tax Laws	P.15
(4) Other	P.16

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2016 (A)	December 31, 2017(B)
Net revenue	1,054.1	1,118.9	6.1
Non-interest expenses	813.6	837.7	3.0

Income (loss) before income taxes	240.5	281.2	16.9
Income tax expense	60.7	79.8	31.4

Net income (loss)	179.8	201.4	12.1

Less: Net income (loss) attributable to noncontrolling interests	1.4	4.8	239.9

Net income (loss) attributable to NHI shareholders	178.4	196.7	10.3

Return on shareholders’ equity-annualized	8.6%	9.3%	—

Note: Return on shareholders’ equity is a ratio of net income (loss) attributable to NHI shareholders to total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 1,118.9 billion yen for the nine months ended December 31, 2017, an increase of 6.1% from the same period in the prior year. Non-interest expenses increased by 3.0% from the same period in the prior year to 837.7 billion yen. Income before income taxes was 281.2 billion yen and net income attributable to NHI shareholders was 196.7 billion yen for the nine months ended December 31, 2017.

Segment Information

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2016 (A)	December 31, 2017 (B)
Net revenue	1,044.7	1,112.0	6.4
Non-interest expenses	813.6	837.7	3.0

Income (loss) before income taxes	231.0	274.3	18.7

In the above segment information totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the nine months ended December 31, 2017 was 1,112.0 billion yen, an increase of 6.4% from the same period in the prior year. Non-interest expenses increased by 3.0% from the same period in the prior year to 837.7 billion yen. Income before income taxes was 274.3 billion yen for the nine months ended December 31, 2017. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2016 (A)	December 31, 2017 (B)
Net revenue	271.3	314.8	16.0
Non-interest expenses	222.2	233.0	4.9

Income (loss) before income taxes	49.0	81.7	66.7

Net revenue increased by 16.0% from the same period in the prior year to 314.8 billion yen, primarily due to increasing commissions from brokerage. Non-interest expense increased by 4.9% to 233.0 billion yen. As a result, income before income taxes increased by 66.7% to 81.7 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2016 (A)	December 31, 2017 (B)
Net revenue	76.1	100.0	31.4
Non-interest expenses	42.5	45.1	6.3

Income (loss) before income taxes	33.7	54.9	63.0

Net revenue increased by 31.4% from the same period in the prior year to 100.0 billion yen. Non-interest expense increased by 6.3% to 45.1 billion yen. As a result, income before income taxes increased by 63.0% to 54.9 billion yen. Assets under management were 50.7 trillion yen as of December 31, 2017.

Operating Results of Wholesale

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2016 (A)	December 31, 2017 (B)
Net revenue	568.1	503.9	(11.3)
Non-interest expenses	434.8	447.5	2.9

Income (loss) before income taxes	133.3	56.4	(57.7)

Net revenue decreased by 11.3% from the same period in the prior year to 503.9 billion yen. Non-interest expense increased by 2.9% to 447.5 billion yen. As a result, income before income taxes decreased by 57.7% from the same period in the prior year to 56.4 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2016 (A)	December 31, 2017 (B)
Net revenue	129.2	193.3	49.6
Non-interest expenses	114.2	112.0	(1.9)

Income (loss) before income taxes	15.0	81.4	441.4

Net revenue was 193.3 billion yen. Income before income taxes was 81.4 billion yen.

(2)	Consolidated Financial Position

Total assets as of December 31, 2017 were 44,479.6 billion yen, an increase of 1,627.6 billion yen compared to March 31, 2017, mainly due to the increase in Trading assets. Total liabilities as of December 31, 2017 were 41,574.0 billion yen, an increase of 1,565.7 billion yen compared to March 31, 2017, mainly due to the increase in Trading liabilities and Long-term borrowings. Total equity as of December 31, 2017 was 2,905.7 billion yen, an increase of 61.9 billion yen compared to March 31, 2017. During the nine months ended December 31, 2017, Nomura cancelled 179,000,000 shares of its own shares.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 26, 2017) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 26, 2017) for the year ended March 31, 2017.

(1)	Consolidated Balance Sheets

	Millions of yen
	March 31, 2017	December 31, 2017	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	2,536,840	2,357,073	(179,767)
Time deposits	207,792	230,526	22,734
Deposits with stock exchanges and other segregated cash	227,456	250,622	23,166

Total cash and cash deposits	2,972,088	2,838,221	(133,867)

Loans and receivables:
Loans receivable	1,875,828	2,243,227	367,399
Receivables from customers	148,378	247,014	98,636
Receivables from other than customers	1,076,773	1,216,383	139,610
Allowance for doubtful accounts	(3,551)	(3,678)	(127)

Total loans and receivables	3,097,428	3,702,946	605,518

Collateralized agreements:
Securities purchased under agreements to resell	11,456,591	12,465,454	1,008,863
Securities borrowed	7,273,234	6,088,171	(1,185,063)

Total collateralized agreements	18,729,825	18,553,625	(176,200)

Trading assets and private equity investments:
Trading assets*	15,165,310	16,693,155	1,527,845
Private equity investments	27,054	17,231	(9,823)

Total trading assets and private equity investments	15,192,364	16,710,386	1,518,022

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥445,000 million as of March 31, 2017 and ¥465,860 million as of December 31, 2017)	349,696	325,284	(24,412)
Non-trading debt securities*	775,025	717,488	(57,537)
Investments in equity securities*	146,730	158,456	11,726
Investments in and advances to affiliated companies*	420,116	402,690	(17,426)
Other	1,168,806	1,070,546	(98,260)

Total other assets	2,860,373	2,674,464	(185,909)

Total assets	42,852,078	44,479,642	1,627,564

*	Including securities pledged as collateral

Millions of yen
March 31, 2017	December 31, 2017	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	543,049	688,385	145,336
Payables and deposits:
Payables to customers	1,005,670	1,177,179	171,509
Payables to other than customers	1,569,922	1,539,948	(29,974)
Deposits received at banks	1,132,843	1,199,380	66,537

Total payables and deposits	3,708,435	3,916,507	208,072

Collateralized financing:
Securities sold under agreements to repurchase	17,095,898	17,102,282	6,384
Securities loaned	1,627,124	1,721,945	94,821
Other secured borrowings	338,069	481,879	143,810

Total collateralized financing	19,061,091	19,306,106	245,015

Trading liabilities	8,191,794	8,842,268	650,474
Other liabilities	1,308,510	1,144,130	(164,380)
Long-term borrowings	7,195,408	7,676,565	481,157

Total liabilities	40,008,287	41,573,961	1,565,674

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,822,562,601 shares as of March 31, 2017 and
3,643,562,601 shares as of December 31, 2017
Outstanding	-	3,528,429,451 shares as of March 31, 2017 and
3,400,312,160 shares as of December 31, 2017	594,493	594,493	—
Additional paid-in capital	681,329	675,128	(6,201)
Retained earnings	1,663,234	1,712,489	49,255
Accumulated other comprehensive income	33,652	12,106	(21,546)

Total NHI shareholders’ equity before treasury stock	2,972,708	2,994,216	21,508
Common stock held in treasury, at cost -
294,133,150 shares as of March 31, 2017 and
243,250,441 shares as of December 31, 2017	(182,792)	(152,501)	30,291

Total NHI shareholders’ equity	2,789,916	2,841,715	51,799

Noncontrolling interests	53,875	63,966	10,091

Total equity	2,843,791	2,905,681	61,890

Total liabilities and equity	42,852,078	44,479,642	1,627,564

(2) Consolidated Statements of Income

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2016(A)	December 31, 2017(B)
Revenue:
Commissions	237,152	277,947	17.2
Fees from investment banking	64,409	79,079	22.8
Asset management and portfolio service fees	159,858	183,322	14.7
Net gain on trading	367,286	296,583	(19.3)
Gain (loss) on private equity investments	163	(2,352)	—
Interest and dividends	332,797	437,449	31.4
Gain on investments in equity securities	10,553	7,654	(27.5)
Other	116,187	181,262	56.0

Total revenue	1,288,405	1,460,944	13.4
Interest expense	234,285	342,012	46.0

Net revenue	1,054,120	1,118,932	6.1

Non-interest expenses:
Compensation and benefits	381,510	389,656	2.1
Commissions and floor brokerage	70,016	74,269	6.1
Information processing and communications	128,002	140,881	10.1
Occupancy and related depreciation	51,910	51,070	(1.6)
Business development expenses	24,025	26,033	8.4
Other	158,170	155,788	(1.5)

Total non-interest expenses	813,633	837,697	3.0

Income before income taxes	240,487	281,235	16.9
Income tax expense	60,730	79,788	31.4

Net income	179,757	201,447	12.1

Less: Net income attributable to noncontrolling interests	1,406	4,779	239.9

Net income attributable to NHI shareholders	178,351	196,668	10.3

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	49.94	56.20	12.5

Diluted-
Net income attributable to NHI shareholders per share	48.76	55.12	13.0

(3) Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2016(A)	December 31, 2017(B)
Net income	179,757	201,447	12.1
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	27,770	(29,831)	—
Deferred income taxes	(1,332)	13,335	—

Total	26,438	(16,496)	—

Defined benefit pension plans:
Pension liability adjustment	1,197	1,124	(6.1)
Deferred income taxes	(334)	(336)	—

Total	863	788	(8.7)

Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(7,606)	2,165	—
Deferred income taxes	2,463	(539)	—

Total	(5,143)	1,626	—

Own Credit Adjustments:
Own Credit Adjustments	(13,865)	(7,197)	—
Deferred income taxes	2,020	1,021	(49.4)

Total	(11,845)	(6,176)	—

Total other comprehensive income (loss)	10,313	(20,258)	—

Comprehensive income	190,070	181,189	(4.7)
Less: Comprehensive income attributable to noncontrolling interests	147	6,067	—

Comprehensive income attributable to NHI shareholders	189,923	175,122	(7.8)

(4) Note with respect to the Assumption as a Going Concern

        Not applicable.

(5) Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the nine months ended
	December 31, 2016 (A)	December 31, 2017 (B)	(B-A)/(A)
Net revenue

Business segment information:
Retail	271,257	314,754	16.0
Asset Management	76,118	100,018	31.4
Wholesale	568,080	503,927	(11.3)

Subtotal	915,455	918,699	0.4
Other	129,213	193,340	49.6

Net revenue	1,044,668	1,112,039	6.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	9,452	6,893	(27.1)

Net revenue	1,054,120	1,118,932	6.1

Non-interest expenses

Business segment information:
Retail	222,233	233,028	4.9
Asset Management	42,458	45,148	6.3
Wholesale	434,757	447,545	2.9

Subtotal	699,448	725,721	3.8
Other	114,185	111,976	(1.9)

Non-interest expenses	813,633	837,697	3.0

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	813,633	837,697	3.0

Income (loss) before income taxes

Business segment information:
Retail	49,024	81,726	66.7
Asset Management	33,660	54,870	63.0
Wholesale	133,323	56,382	(57.7)

Subtotal	216,007	192,978	(10.7)
Other*	15,028	81,364	441.4

Income (loss) before income taxes	231,035	274,342	18.7

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	9,452	6,893	(27.1)

Income (loss) before income taxes	240,487	281,235	16.9

* Major components Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the nine months ended
	December 31, 2016 (A)	December 31, 2017 (B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	(8,093)	(8,115)	—
Realized gain (loss) on investments in equity securities held for operating purposes	1,101	761	(30.9)
Equity in earnings of affiliates	22,963	23,231	1.2
Corporate items	(10,341)	(1,635)	—
Other	9,398	67,122	614.2

Total	15,028	81,364	441.4

(6)	Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the nine months ended December 31, 2017
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	681,329
Issuance and exercise of common stock options	(6,201)

Balance at end of period	675,128

Retained earnings
Balance at beginning of year	1,663,234
Net income attributable to NHI shareholders	196,668
Cash dividends	(31,375)
Gain (loss) on sales of treasury stock	(4,097)
Cancellation of treasury stock	(111,941)

Balance at end of period	1,712,489

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	47,767
Net change during the period	(17,340)

Balance at end of period	30,427

Defined benefit pension plans
Balance at beginning of year	(41,020)
Pension liability adjustment	788

Balance at end of period	(40,232)

Non-trading securities
Balance at beginning of year	20,344
Net unrealized gain (loss) on non-trading securities	1,182

Balance at end of period	21,526

Own credit adjustments
Balance at beginning of year	6,561
Own credit adjustments	(6,176)

Balance at end of period	385

Balance at end of period	12,106

Common stock held in treasury
Balance at beginning of year	(182,792)
Repurchases of common stock	(101,268)
Sale of common stock	0
Common stock issued to employees	19,055
Cancellation of common stock	111,941
Other net change in treasury stock	563

Balance at end of period	(152,501)

Total NHI shareholders’ equity

Balance at end of period	2,841,715

Noncontrolling interests
Balance at beginning of year	53,875
Net change during the period	10,091

Balance at end of period	63,966

Total equity

Balance at end of period	2,905,681

(7)	Significant Subsequent Events

Participation in Tender Offer for the Asahi Fire And Marine Insurance Co., Ltd. (“AFM”)

On January 29, 2018, NHI has reached an agreement with Rakuten, Inc. (“Rakuten”) in relation to a tender offer (“Tender Offer”) to be made by Rakuten for AFM, a consolidated subsidiary of NHI. Under the agreement, NHI will tender 4,369,100 ordinary shares and 2,084,000 preferred shares it currently owns.

After the settlement of the Tender Offer scheduled for March 30, 2018, Rakuten will pay 33.8 billion yen to NHI. The transaction will generate pretax income of approximately 9 billion yen which will be booked in NHI’s consolidated financial results for the year ending March 31, 2018. Following the completion of the Tender Offer, AFM will no longer be a consolidated subsidiary of NHI.

3.	Supplementary Information

(1)	Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2017
	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017(A)	December 31, 2017(B)
Revenue:
Commissions	76,255	74,640	86,257	89,977	90,968	85,324	101,655	19.1	327,129
Fees from investment banking	17,313	23,353	23,743	28,171	22,707	27,083	29,289	8.1	92,580
Asset management and portfolio service fees	52,612	52,140	55,106	56,621	58,343	61,212	63,767	4.2	216,479
Net gain on trading	140,143	118,758	108,385	108,301	120,467	88,391	87,725	(0.8)	475,587
Gain (loss) on private equity investments	(13)	(420)	596	1,208	359	(330)	(2,381)	—	1,371
Interest and dividends	106,551	108,863	117,383	108,239	134,392	141,612	161,445	14.0	441,036
Gain (loss) on investments in equity securities	(9,966)	7,654	12,865	(2,845)	62	3,060	4,532	48.1	7,708
Other	35,517	41,121	39,549	37,439	40,628	56,037	84,597	51.0	153,626

Total revenue	418,412	426,109	443,884	427,111	467,926	462,389	530,629	14.8	1,715,516
Interest expense	79,932	79,114	75,239	78,034	107,103	110,896	124,013	11.8	312,319

Net revenue	338,480	346,995	368,645	349,077	360,823	351,493	406,616	15.7	1,403,197

Non-interest expenses:
Compensation and benefits	125,949	127,969	127,592	114,875	136,249	122,035	131,372	7.7	496,385
Commissions and floor brokerage	24,172	22,867	22,977	24,479	23,775	25,242	25,252	0.0	94,495
Information processing and communications	44,249	41,601	42,152	47,278	44,569	47,263	49,049	3.8	175,280
Occupancy and related depreciation	18,228	16,803	16,879	17,926	17,056	17,209	16,805	(2.3)	69,836
Business development expenses	8,296	6,881	8,848	11,086	8,409	7,823	9,801	25.3	35,111
Other	54,821	49,100	54,249	51,125	53,322	48,882	53,584	9.6	209,295

Total non-interest expenses	275,715	265,221	272,697	266,769	283,380	268,454	285,863	6.5	1,080,402

Income before income taxes	62,765	81,774	95,948	82,308	77,443	83,039	120,753	45.4	322,795
Income tax expense	15,791	19,721	25,218	19,499	19,405	29,423	30,960	5.2	80,229

Net income	46,974	62,053	70,730	62,809	58,038	53,616	89,793	67.5	242,566

Less: Net income attributable to noncontrolling interests	149	873	384	1,543	1,182	1,766	1,831	3.7	2,949

Net income attributable to NHI shareholders	46,825	61,180	70,346	61,266	56,856	51,850	87,962	69.6	239,617

	Yen							% Change	Yen
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	13.00	17.10	19.89	17.38	16.07	14.70	25.55	73.8	67.29

Diluted-
Net income attributable to NHI shareholders per share	12.71	16.68	19.44	17.00	15.77	14.45	25.12	73.8	65.65

(2)	Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen							% Change	Millions of yen
	For the three months ended								For the year ended
	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017(A)	December 31, 2017(B)	(B-A)/(A)	March 31, 2017

Net revenue

Business segment information:
Retail	83,751	86,164	101,342	103,177	101,684	101,786	111,284	9.3	374,434
Asset Management	25,934	21,277	28,907	23,309	28,097	35,418	36,503	3.1	99,427
Wholesale	190,932	179,863	197,285	171,176	179,316	158,963	165,648	4.2	739,256

Subtotal	300,617	287,304	327,534	297,662	309,097	296,167	313,435	5.8	1,213,117
Other	48,411	52,111	28,691	54,251	51,707	52,610	89,023	69.2	183,464

Net revenue	349,028	339,415	356,225	351,913	360,804	348,777	402,458	15.4	1,396,581

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(10,548)	7,580	12,420	(2,836)	19	2,716	4,158	53.1	6,616

Net revenue	338,480	346,995	368,645	349,077	360,823	351,493	406,616	15.7	1,403,197

Non-interest expenses

Business segment information:
Retail	75,086	71,754	75,393	77,409	76,792	76,239	79,997	4.9	299,642
Asset Management	13,695	13,844	14,919	14,636	14,527	14,950	15,671	4.8	57,094
Wholesale	144,290	140,596	149,871	143,052	153,963	141,980	151,602	6.8	577,809

Subtotal	233,071	226,194	240,183	235,097	245,282	233,169	247,270	6.0	934,545
Other	42,644	39,027	32,514	31,672	38,098	35,285	38,593	9.4	145,857

Non-interest expenses	275,715	265,221	272,697	266,769	283,380	268,454	285,863	6.5	1,080,402

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	275,715	265,221	272,697	266,769	283,380	268,454	285,863	6.5	1,080,402

Income (loss) before income taxes

Business segment information:
Retail	8,665	14,410	25,949	25,768	24,892	25,547	31,287	22.5	74,792
Asset Management	12,239	7,433	13,988	8,673	13,570	20,468	20,832	1.8	42,333
Wholesale	46,642	39,267	47,414	28,124	25,353	16,983	14,046	(17.3)	161,447

Subtotal	67,546	61,110	87,351	62,565	63,815	62,998	66,165	5.0	278,572
Other*	5,767	13,084	(3,823)	22,579	13,609	17,325	50,430	191.1	37,607

Income (loss) before income taxes	73,313	74,194	83,528	85,144	77,424	80,323	116,595	45.2	316,179

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(10,548)	7,580	12,420	(2,836)	19	2,716	4,158	53.1	6,616

Income (loss) before income taxes	62,765	81,774	95,948	82,308	77,443	83,039	120,753	45.4	322,795

*  Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen							% Change	Millions of yen
	For the three months ended								For the year ended
	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017(A)	December 31, 2017(B)	(B-A)/(A)	March 31, 2017
Net gain (loss) related to economic hedging transactions	11,974	(4,119)	(15,948)	814	(654)	558	(8,019)	—	(7,279)
Realized gain (loss) on investments in equity securities held for operating purposes	582	74	445	(9)	43	344	374	8.7	1,092
Equity in earnings of affiliates	1,058	10,945	10,960	9,379	7,022	8,408	7,801	(7.2)	32,342
Corporate items	(4,306)	(5,266)	(769)	3,902	154	1,597	(3,386)	—	(6,439)
Other	(3,541)	11,450	1,489	8,493	7,044	6,418	53,660	736.1	17,891

Total	5,767	13,084	(3,823)	22,579	13,609	17,325	50,430	191.1	37,607

(3)	Changes in Tax Laws

On December 22, 2017, the Tax Cuts and Jobs Act (“the Act”) was enacted in the United States which significantly changes US income tax law, including reducing the US federal corporate income tax rate to 21%, broadening the US tax base, introducing a territorial tax system and one time repatriation tax on US entities for previously deferred earnings of non-US investees, allowing full expensing of certain property assets and imposing certain additional taxes on payments made from US entities to foreign related parties. As of December 31, 2017, Nomura has recognized a reduction of 2,800 million yen in deferred tax liabilities and deferred tax expense as a result of the reduction in the corporate income tax rate which is effective for US entities from January 1, 2018.

Nomura continues to evaluate and assess the other impacts of the Act on our US entities and may recognize further adjustments to deferred tax assets and liabilities, and therefore to income tax expense (benefit), during the quarter ending March 31, 2018 and subsequent periods depending on, among other things, finalizing of calculations for all impacted entities, changes in certain assumptions and interpretations made by Nomura, certain actions to be taken by Nomura in the future and whether additional guidance is released by the US tax authorities and other bodies.

(4)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2018_3q.pdf